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Exhibit 99.1

AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR
THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2004

Record Six Month Revenues up 27% and Record Second Quarter Revenues up 18% Year-on-Year; Net Profit (adjusted) up 39% Year-on-Year

Autonomy's second quarter conference call will be available live on the World Wide Web at www.autonomy.com on Thursday, July 22, 2004 at 9:30 a.m. BST/4:30 a.m. EDT/1:30 a.m. PDT

        SAN FRANCISCO, California and CAMBRIDGE, England—July 22, 2003—Autonomy Corporation plc (Nasdaq: AUTN, LSE: AU.), a global leader in infrastructure software for the extended enterprise, today reported financial results for the second quarter and six months ended June 30, 2004.

Financial Highlights

	Three Months Ended		Six Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(unaudited)		(unaudited)
Results in US$ ($000's except per share)
Revenues	$15,289	$12,954	$31,653	$24,909
Gross profit (adjusted)*	14,504	12,535	30,098	24,053
Gross profit margin (adjusted)*	95%	97%	95%	97%
Profit before tax (adjusted)*	1,685	2,042	4,377	3,316
Net profit (adjusted)*	$1,228	$1,654	$3,469	$2,504
Gross profit (GAAP)	14,250	12,535	29,629	24,053
Gross profit margin (GAAP)	93%	97%	94%	97%
Profit before tax (GAAP)	1,420	1,749	3,224	3,707
Net profit (GAAP)	$961	$1,449	$2,489	$2,778
EPS
-basic (adjusted)*	$0.01	$0.01	$0.03	$0.02
-diluted (adjusted)*	$0.01	$0.01	$0.03	$0.02
-basic (GAAP)	$0.01	$0.01	$0.02	$0.02
-diluted (GAAP)	$0.01	$0.01	$0.02	$0.02

*
Adjusted results exclude certain specific translational foreign exchange gains and losses and associated tax effects in all periods, as well as non-cash charges in Q2 2004 and the six months ended June 30, 2004, for amortization of purchased intangibles and share-based compensation arising in connection with the acquisition of Virage, Inc. in September 2003. See page 5 for further details.

Six Month 2004 Corporate Highlights

•
Record six month revenues, up 27% from 2003
•
Net profit (adjusted) up 39% from 2003
•
Gross margins (adjusted) remain high at 95%
•
Profit before tax up 32% (excluding non-cash amortization of purchased intangibles of $0.6 million and translation foreign exchange gains and losses of $0.6 million)
•
R&D investment continues with spending up 32% from 2003

Second Quarter 2004 Corporate Highlights

•
Record Q2 revenues, up 18% year-on-year; core revenue up approximately 7% year-on-year
•
Eighteenth consecutive quarter of profitability
•
Blue chip second quarter wins include British Airports Authority, Taiwan National Security, Citibank, Infineon, Sony, National Basketball Association, AT&T, Hewlett Packard and Anheuser Busch, as well as various U.S. Federal government agencies, such as the U.S. Department of Homeland Security, the U.S. Air Force and the U.S. Joint Chiefs of Staff.
•
Three new OEM agreements, including BEA
•
Average selling price remains stable at $330,000
•
R&D investment continues with spending up 25% year-on-year
•
Positive cashflow from operations, with cash balance at $103.3 million after share repurchase of $4.2 million during the quarter

        Commenting on the results, Dr. Mike Lynch, Group CEO of Autonomy said today: "We are pleased to announce Autonomy's continued good performance with record six month and Q2 revenues. During these periods Autonomy saw continued success across all vertical markets, with new and repeat customers in sectors such as finance, telecommunications, technology, manufacturing, entertainment, traditional and electronic commerce, regulatory, government, intelligence and homeland security, we believe demonstrating that our software is consistently delivering major cost savings and incremental value on truly a global basis. Of particular note, net profits (adjusted) for the first six months of 2004 increased more than 39% from 2003, offering continued validation of the geared nature of our business model. R&D continued to increase during the first six months of 2004, up 32% from 2003. During the quarter we did experience the effect of other software companies unexpectedly missing their quarterly results which impacted on our OEM upsell business. Nevertheless, we remain confident in our long-term outlook given the ongoing success our customers' are achieving in areas that are vital to their businesses. To take advantage of increased activity levels we have invested significantly in sales and marketing in the first six months of 2004, which we believe will yield returns in the fourth quarter of 2004."

Second Quarter and Six Month 2004 Financial Highlights

        Revenues for the second quarter totalled $15.3 million, up 18% from $13.0 million for the second quarter of 2003. U.S./Asia Pac revenues of $8.3 million were 54% of total revenues and U.K./European revenues totalling $7.0 million were 46% of total revenues in the second quarter of 2004. Rich media sales were approximately 17% of total sales, consistent with Q1 2004. Revenues for the six months ended June 30, 2004 totalled $31.7 million, up 27% from $24.9 million for the six months ended June 30, 2003.

        Gross profits (adjusted) for the quarter were $14.5 million, up 16% from $12.5 million in the second quarter of 2003. Second quarter gross margins (adjusted) were 95%, compared to 97% in the second quarter of 2003. Gross profits (GAAP) for the quarter were $14.3 million, up 14% from $12.5 million in the second quarter of 2003. Second quarter gross margins (GAAP) were 93%, compared to 97% in the second quarter of 2003.

        Gross profits (adjusted) for the six months ended June 30, 2004 were $30.1 million, up 25% from $24.1 million for the six months ended June 30, 2003. Gross margins (adjusted) for the six months ended June 30, 2004, were 95%, compared to 97% for the six months ended June 30, 2003. Gross profits (GAAP) for the six months ended June 30, 2004, were $29.6 million, up 23% from $24.1 million for the six months ended June 30, 2003. Gross margins (GAAP) for the six months ended June 30, 2004, were 94%, compared to 97% for the six months ended June 30, 2003.

        Compared to Q2 2003, the weaker U.S. dollar had less than a 3% positive effect on revenues, countered by a negative effect on costs of approximately 7% resulting in a 37% negative effect on profit before tax. Net profit (adjusted) for the second quarter of 2004 was $1.2 million, or $0.01 per diluted share, compared to net profit (adjusted) of $1.7 million, or $0.01 per diluted share, for the second quarter of 2004. Net profit (GAAP) for the second quarter of 2004 was $1.0 million, or $0.01 per diluted share, compared to net profit (GAAP) of $1.4 million, or $0.01 per diluted share, for the second quarter of 2003. Net profit (adjusted) for the six months ended June 30, 2004, was $3.5 million, or $0.03 per diluted share, compared to net profit (adjusted) of $2.5 million, or $0.02 per diluted share, for the six months ended June 30, 2003. Net profit (GAAP) for the six months ended June 30, 2004, was $2.5 million, or $0.02 per diluted share, compared to net profit (GAAP) of $2.8 million, or $0.02 per diluted share, for the six months ended June 30, 2003.

        Cash balances were $103.3 million at June 30, 2004, a decrease of $4.8 million from the prior quarter reflecting a combination of operational cash inflow offset by share repurchases. During the quarter Autonomy continued its share repurchase program, purchasing for cancellation 1,062,937 shares at an average price of £2.15 per share. In total, Autonomy has purchased for cancellation 18,375,307 shares at an average price of £1.62 per share. Accounts receivable days sales outstanding increased to 111 days for the second quarter of 2004, compared to 136 days for the second quarter of 2003. Receivables for the second quarter of 2004 were $18.9 million, compared to $19.6 million for the second quarter of 2003. Deferred revenues were at $6.0 million net at June 30, 2004, compared with $5.1 million net at June 30, 2003.

        Although GAAP disclosure provides investors and management with an overall view of Autonomy's financial performance, Autonomy believes that it is important for investors to also understand the performance of Autonomy's core business, such as the sale of its software products and services and operating profits without giving effect to certain specific charges. Consequently, the non-GAAP results exclude charges not reflective of Autonomy's core ongoing operational business, namely the periods Q2 2004 and the six months ended June 30, 2004, exclude amortization of purchased intangibles and share-based compensation arising in connection with the acquisition of Virage, Inc. in September 2003 and all periods exclude non-cash translational foreign exchange gains and losses and associated tax effects. Management uses the adjusted results to assess the financial performance of Autonomy's core business.

Product Sales

        Autonomy's infrastructure technology has been adopted by enterprises to process information across all internal and external data sources. During the quarter, major new wins included: British Airports Authority, Taiwan National Security, Analog Devices, Bank of the West, Banco de Brazil, INPS / INAIL, Publix, United Health Care and University of Nebraska. Repeat business from existing customers accounted for approximately 30% of revenue for the quarter, and included customers such as Citibank, British Tourist Authority, Infineon, Sony, Gillette, National Basketball Association, AT&T, Hewlett Packard and Anheuser Busch, as well as various U.S. Federal government agencies, such as the U.S. Department of Homeland Security, the U.S. Air Force and the U.S. Joint Chiefs of Staff.

Strategic Partnerships and OEMs

        Autonomy's OEM Program Autonomy experienced the effect of other software companies unexpectedly missing their quarterly results, impacting Autonomy's OEM upsell business. Nevertheless Autonomy signed three new contracts, including agreements with BEA and Vignette. OEM-derived revenues for the second quarter of 2004 of $2.1 million accounted for approximately 13% of revenues, compared to $2.4 million for the second quarter of 2003.

Q2 Corporate Developments

        During the second quarter of 2004 Autonomy announced the launch of Autonomy's Directed Navigation, which integrates with Autonomy's core Intelligent Data Operating Layer (IDOL) to deliver highly accurate results by guiding users through the navigation process to provide advanced real-time information discovery. Combining structured information from databases with navigational tools and advanced concept-based search, Autonomy's Directed Navigation offers a way for companies to integrate valuable information from structured databases with unstructured content. Combining information found within structured fields such as product name, size, manufacturer and sku, with unstructured content such as product description, allows users to search and find products quickly and easily.

        Also during the second quarter Autonomy was recognized in multiple ways for its market leadership and unmatched technology. Gartner, Inc. again positioned Autonomy in the leader quadrant in its 2004 Enterprise Search Magic Quadrant, highlighting Autonomy's completeness of vision and ability to successfully execute. According to Gartner, vendors listed in the leader quadrant are performing well today, have a clear vision of market direction and are actively building competencies to sustain their leadership position in the market. Also during the second quarter Delphi Group recognized Autonomy for its leadership in classification and taxonomy generation, noting "Founded in 1996, Autonomy has been one of the most quickly growing businesses among the four publicly-traded firms in the industry over the past five year period." The report also highlighted Autonomy as a leader in terms of individual market mind share. Finally, during the second quarter Autonomy also received Customer Inter@ction Solutions Magazine's "CRM Excellence" award for 2004, singling out Autonomy's Audentify contact centre automation solution.

About Autonomy Corporation plc

        Autonomy Corporation plc (Nasdaq: AUTN; LSE: AU.) is a global leader in infrastructure software for the enterprise. Autonomy's technology powers applications dependent upon unstructured information including call center, customer relationship management, knowledge management, enterprise portals, enterprise resource planning, online publishing and security applications. Autonomy's customer base includes more than 1,000 global companies including BAE Systems, Ford, Ericsson, Royal Sun Alliance, Sun Microsystems and public sector agencies including the U.S. Department of Defense, NASA and the U.S. Department of Energy. Strategic reseller and OEM partners include leading companies such as ATG, BEA, Business Objects, Citrix, Computer Associates, EDS, IBM Global Services, Novell, Novient, Veritas, Vignette, Supportsoft and Sybase. The company has offices worldwide.

        The Autonomy Group includes: Aungate, a leading supplier of electronic communications management technology for regulatory compliance in the enterprise; Audentify, a leading supplier of next-generation contact center technology; and Virage, a leading provider of rich media communication and content management software.

Caution Concerning Forward-Looking Statements

        With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, among others, technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's latest Annual Report on Form 20-F.

        Autonomy and the Autonomy logo are registered trademarks or trademarks of Autonomy Corporation plc. All other trademarks are the property of their respective owners.

Financial Media Contacts: Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Analyst and Investor Contacts: Sushovan Hussain, Chief Financial Officer Autonomy Corporation plc +44 (0)1223 448 000

AUTONOMY CORPORATION plc
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(unaudited)		(unaudited)
Revenues	$15,289	$12,954	$31,653	$24,909
Cost of revenues	(785)	(419)	(1,555)	(856)
Amortization of purchased intangibles	(254)	—	(469)	—

Gross profit	14,250	12,535	29,629	24,053
Operating expenses:
Research and development	(3,388)	(2,718)	(6,792)	(5,147)
Sales and marketing	(8,365)	(6,937)	(16,614)	(13,993)
General and administrative	(1,928)	(1,868)	(3,975)	(3,769)
Share-based compensation	(18)	—	(109)	—

Total operating expenses	(13,699)	(11,523)	(27,490)	(22,909)

Profit from operations	551	1,012	2,139	1,144
Interest income	862	1,030	1,660	2,172
Gain (loss) on foreign exchange	7	(293)	(575)	391

Profit before benefit for income taxes and share of loss of associated company and minority interest	1,420	1,749	3,224	3,707
Benefit for income taxes	(459)	(206)	(735)	(811)
Share of loss of associated company and minority interest	—	(94)	—	(118)

Net profit	$961	$1,449	$2,489	$2,778

Basic earnings per share	$0.01	$0.01	$0.02	$0.02

Diluted earnings per share	$0.01	$0.01	$0.02	$0.02

Weighted average ordinary shares outstanding	110,657	113,746	110,650	119,396
Weighted average ordinary shares outstanding, assuming dilution	112,941	114,457	112,989	120,023

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended		Six Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(unaudited)		(unaudited)
Gross profit	$14,250	$12,535	$29,629	$24,053
Amortization of purchased intangibles	254	—	469	—

Gross profit (adjusted)	$14,504	$12,535	$30,098	$24,053

Profit before tax	$1,420	$1,749	$3,224	$3,707
Amortization of purchased intangibles	254	—	469	—
Share-based compensation	18	—	109	—
(Gain) loss on foreign exchange	(7)	293	575	(391)

Profit before tax (adjusted)	$1,685	$2,042	$4,377	$3,316

Net profit	$961	$1,449	$2,489	$2,778
Amortization of purchased intangibles	254	—	469	—
Share-based compensation	18	—	109	—
(Gain) loss on foreign exchange	(7)	293	575	(391)
Tax effect of gain (loss) on foreign exchange	2	(88)	(173)	117

Net profit (adjusted)	$1,228	$1,654	$3,469	$2,504

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION plc
CONSOLIDATED CONDENSED BALANCE SHEETS
(in thousands, except share data)

	As at
	June 30, 2004	June 30, 2003
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$103,314	$120,345
Accounts receivable, net of allowances for doubtful accounts of $3,126, $3,360 and $3,357 as of June 30, 2004 and June 30, 2003, respectively	18,899	19,642
Prepaid expenses and other current assets	8,087	5,096
Deferred tax asset	5,244	652

Total current assets	135,544	145,735
Non-current assets:
Property and equipment	2,994	2,041
Intangible assets, net	4,009	2,422
Goodwill, net	28,703	4,987
Other investments, cost	2,187	1,434
Deferred tax asset	454	475

TOTAL ASSETS	$173,891	$157,094

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,835	$2,137
Accrued expenses	4,833	4,251
Deferred revenue	5,967	5,143

Total current liabilities	13,635	11,531
Shareholders' equity:
Ordinary shares (1)	569	582
Additional paid-in capital	69,230	71,107
Treasury stock, at cost	(1,775)	(1,775)
Retained earnings	69,517	63,636
Other accumulated comprehensive income	22,715	12,013

Total shareholders' equity	160,256	145,563

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$173,891	$157,094

(1)
At June 30, 2004, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 110,023,186 issued and outstanding; as of June 30, 2003, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 112,339,762 issued and outstanding.

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION plc
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended		Six Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(unaudited)		(unaudited)
Cash flows from operating activities:
Net profit	$961	$1,449	$2,489	$2,778
Adjustments to reconcile net profit to net cash, provided by operating activities:
Depreciation and amortization	562	352	1,129	623
Share of loss of associated company and minority interest	—	94	—	118
Non-cash income tax on stock options	67	—	164	—
Deferred tax	(5)	99	(96)	172
Share based compensation	18	—	109	—
Foreign currency movements	(7)	293	575	(391)
Changes in operating assets and liabilities:
Accounts receivable	205	(1,255)	(129)	(4,508)
Prepaid expenses and other current assets	207	(901)	1,004	(265)
Deferred revenues	(388)	114	359	(106)
Accounts payable	(567)	(275)	(191)	(868)
Accrued expenses	310	(948)	(2,014)	(1,715)

Net cash (used in) provided by operating activities	743	(978)	3,399	(4,162)

Cash flows from investment activities:
Purchase of equipment	(588)	(183)	(903)	(254)
Purchase of intangibles	—	(390)	—	(426)
Purchase of investments, net of cash acquired	(6)	(7)	—	(7)
Disposal of intangibles	—	—	459	—

Net cash provided by (used in) investing activities	(594)	(580)	(444)	(687)

Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance costs	173	9	1,538	9
Purchase of company shares	(4,169)	(7,372)	(4,169)	(25,821)

Net cash (used in) provided by financing activities	(3,996)	(7,363)	(2,631)	(25,812)

Effect of foreign exchange on cash and cash equivalents	(911)	5,013	740	3,534

Net (decrease) increase in cash and cash equivalents	(4,758)	(3,908)	1,064	(27,127)
Beginning cash and cash equivalents	108,072	124,253	102,250	147,472

Ending cash and cash equivalents	$103,314	$120,345	$103,314	$120,345

Supplemental disclosure of cash flow information:
Income taxes paid	$—	$(280)	$(361)	$(439)

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION plc
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—UNAUDITED

1.     Basis of presentation

        The accompanying consolidated condensed financial statements of Autonomy Corporation plc ("Autonomy" or the "Company") have been prepared in conformity with United States generally accepted accounting principles, consistent in all material respects with those applied in the Company's financial statements for the year ended December 31, 2003, included in the Company's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission although the consolidated condensed financial statements do not include all information and footnotes required by US GAAP. All information is unaudited, but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results and the Company's financial position for and as at the periods presented. The results of operations for the three and six months ended June 30, 2004, are not necessarily indicative of the operating results for future operating periods. The interim financial statements should be read in connection with the audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2003, and the risk factors as set forth in the Form 20-F.

2.     Geographical information

	Three months ended
Revenue by region:	June 30, 2004	June 30, 2003
	(unaudited)
US	$7,976	$5,994
UK/Europe	6,984	6,620
Rest of World	329	340

Total	$15,289	$12,954

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AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2004
AUTONOMY CORPORATION plc CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (in thousands, except per share amounts)
AUTONOMY CORPORATION plc CONSOLIDATED CONDENSED BALANCE SHEETS (in thousands, except share data)
AUTONOMY CORPORATION plc CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (in thousands)
AUTONOMY CORPORATION plc NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—UNAUDITED